July 7, 2016

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Amazon.com, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed January 29, 2016
File No. 0-22513

Dear Mr. Thompson:

We received your comment letter dated June 29, 2016, on the above-referenced filing, which requests a response by July 14, 2016. Pursuant to our request on July 5th to Mr. Michael Kennedy for a ten business day extension, we hereby confirm that we will respond to the comment letter on or before July 28, 2016.

Very truly yours,

/s/ Mark F. Hoffman

Mark F. Hoffman
Vice President & Associate General Counsel and Assistant Secretary
Amazon.com, Inc.

cc:	Yolanda Guobadia, Staff Accountant
Division of Corporation Finance

Michael Kennedy, Staff Attorney
Division of Corporation Finance

Lilyanna Peyser, Special Counsel
Division of Corporation Finance

July 7, 2016

Shelley Reynolds
Vice President and Worldwide Controller
Amazon.com, Inc.

David Zapolsky
Senior Vice President, General Counsel, and Secretary
Amazon.com, Inc.

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP